UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

06040007

**ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

Commission file number 1-7310 (Michigan Consolidated Gas Company)

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 21 2006
WASH. D.C.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm.	1
Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004.	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005.	3
Notes to Financial Statements.	4
Signature.	12

George Johnson
& Company

1200 Buhl Building • 535 Griswold Street • Detroit, Michigan 48226-3689
(313) 965-2655 • Fax (313) 965-4614

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 9, 2006

To the Participants, Benefit Plan Administration Committee, and Investment Committee
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Company.
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

An Independent Member of the BDO Seidman LLP Alliance

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands)	December 31 2005	December 31 2004
ASSETS		
Investments, at fair value:		
Investment in DTE Energy Master Plan Trust (Note 4)	**$42,745**	$40,704
Total Investments	**42,745**	40,704
Receivables:		
Employer contributions	**45**	98
Participant contributions	**76**	169
Total Receivables	**121**	267
NET ASSETS AVAILABLE FOR BENEFITS	**$42,866**	$40,971

See accompanying Notes to Financial Statements

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

(Thousands)	DTE ENERGY STOCK FUND	TOTAL
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment Income:		
Net appreciation in fair value of investments		
in the DTE Energy Master Plan Trust	$46	$1,213
Dividends and interest	336	1,109
Interest on loans to Participants	22	112
	404	2,434
Contributions		
Employer	712	927
Participants	261	1,765
	973	2,692
Total Additions	1,377	5,126
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(1,334)	(3,015)
Administrative fees	(1)	(2)
Transfers from loan fund (net)	(128)	-
Transfers of assets among sponsored plans (net)	(1,182)	(214)
Total Deductions	(2,645)	(3,231)
NET INCREASE (DECREASE)	(1,268)	1,895
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	14,213	40,971
End of year	$12,945	$42,866

See accompanying Notes to Financial Statements

NOTE 1 - PLAN DESCRIPTION

The following description of the MichCon Investment and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan for regular full-time or part-time employees of Michigan Consolidated Gas Company (MichCon or the Company) who are at least 18 years old and are represented by:

- Local 799C Transmission and Storage Operations (T&SO), International Chemical Workers Union Council, United Food and Commercial Workers;
- Local 799C Northern, International Chemical Workers Union Council, United Food and Commercial Workers;
- Local 70C, International Chemical Workers Union Council, United Food and Commercial Workers; or
- Local 132C, International Chemical Workers Union Council, United Food and Commercial Workers

Employees are eligible to participate immediately upon hire.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored solely by MichCon, an indirect subsidiary of DTE Energy Company (DTE Energy).

The Investment Committee is responsible for the investment aspects of the Plan. The Company is responsible for the administration of the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions) and, if applicable, a catch-up contribution basis (Catch-Up Contributions). Participants age 50 or older are eligible to make pre-tax Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC).

For Local 799C T&SO and in the first full pay period in September 2005 for Local 70C, Local 132C, and 799C Northern, Participants may contribute up to 100% of eligible Compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions basis, after required withholdings and voluntary payroll deductions. Prior to the effective date of this change, Participants could contribute up to 17%.

Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions).

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually as required by the IRC. In the event a Plan Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. If a Participant's total annual additions (Tax Deferred Contributions, Employee Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant's contribution will be stopped or refunded, as applicable. Catch-Up Contributions are not eligible for Company Contributions.

- For Local 70C, 132C and 799C Northern Participants hired prior to September 1, 2005, the Company Contributions are 100% up to the first 4% of the aggregate of a Participant's Tax Deferred Contributions and Employee Contributions for individuals who have attained six months of service. For Participants who have completed at least nine years of service, the Company Contributions are increased to 5%; and for Participants with 23 or more years of service, the Company Contributions are increased to 6%. Company Contributions prior to September 1, 2005 were 100% up to the first 3% of a Participant's Tax Deferred Contributions and Employee Contributions for individuals who had at least six months and up to three years of service. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1 and who do not meet the IRC definition of a highly compensated employee.

- For Local 70C, 132C and 799C Northern Participants hired on or after September 1, 2005, the Company Contributions are one half of the first 8% of a Participant's Tax Deferred Contributions and Employee Contributions for employees with at least six months of service.

- For Local 799C T&SO employees who were hired prior to November 1, 2004, the Company Contributions are 100% for the first 4% of a Participant's Tax Deferred Contributions and Employee Contributions for employees with six months through nine years of service. For Participants who have completed at least nine years of service, the Company Contributions are increased to 5%; and for Participants with 23 or more years of service, the Company Contributions are increased to 6%. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1, and who do not meet the IRC definition of a highly compensated employee.

- For Local 799C T&SO employees who were hired on or after November 1, 2004, the Company Contributions will be 50% of the first 8% of a Participant's Deferred Tax Contributions and Employee Contributions for employees with at least six months of service.

While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

Participant Accounts

Each Participant's account is credited with the Participant's contributions, including eligible Direct Rollover Contributions, allocations of the Company Contributions and Plan earnings. Allocations are based on Participant earnings or account balances, as defined. Forfeited balances of terminated Participants' nonvested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A Participant vests in all Company Contributions on a graded five-year schedule (for Participants hired before September 1, 2005 or November 1, 2004, as applicable) or a graded six-year schedule (for Participants hired on or after September 1, 2005 or November 1, 2004, as applicable), with Participants being 20% vested after completing two years of service.

Investment Options

Participants may elect to have their pre-tax, post-tax, catch-up and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis with the exception of the DTE Energy Restricted Stock Fund. Participants may change their investment direction and amount of future contributions effective with the next payroll period.

- For Local 70C, 132C and 799C Northern, 60% of the Company Contributions in 2005 were made in restricted DTE Energy common stock and the remaining 40% were invested at the Participant's discretion. Restricted stock may be redirected to another investment fund in the Plan after one full calendar year following the year in which the contribution was made. Unrestricted stock may be redirected to another investment fund at any time.

- For Local 799 T&SO employees, 100% of the Company's Contributions are made in restricted DTE Energy common stock, which may be redirected to other investments after one full calendar year.

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. This fund consists of two components, restricted and unrestricted. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant's account may be paid in cash to the Participant (at the Participant's election) within 90 days of the end of the previous Plan year.

The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not separately disclosed on the Statement of Changes in Net Assets Available for Benefits.

Contributions received by the Trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant's interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

Transfers

Net transfers represent Participants transferring between different plans of the affiliated group due to a change in employment status. Effective during 2004, the account balances of MichCon Gas and T&SO Local 223 employees were transferred to Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America from the Plan.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100% of the investment management and other related expenses of the funds. The Trustee and the Company pay all costs of administrating the Plan.

Forfeited Accounts

At December 31, 2005 there were no forfeited nonvested accounts. At December 31, 2004 forfeited nonvested accounts totaled approximately $3,000. These accounts will be used to reduce future Company Contributions.

Distributions, Withdrawals and Loans

Distributions of a Participant's Tax Deferred Contributions (including Direct Rollover Contributions) will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59½, or hardship. A hardship distribution is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents, (b) tuition expenses for the Participant, his or her spouse, children or dependents, (c) expenditures to purchase a principal residence, or (d) payments to prevent eviction or foreclosure on a principal residence.

Participants may borrow funds from their account attributable to Tax Deferred Contributions, Employee Contributions, Catch-Up Contributions and Direct Rollover Contributions not more than once during any calendar year. The number of loans outstanding at one time is limited to two.

Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans up to 25 years, at a fixed rate equal to the prime interest rate plus 1%, updated monthly, at a minimum of $1,000 up to the lesser of:

- $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

- 50% of the Participant's Account at the time the loan is made.

For Locals 70C, 132C and 799C Northern, prior to September 1, 2005, Participants may have borrowed from their fund accounts, subject to certain terms and conditions, for a period of 1 to 5 years, and for principal residence loans up to 15 years, at a fixed rate equal to the prime interest rate plus 2 ½%, updated quarterly (up to the nearest ½%), at a minimum of $500.

Proceeds for any loan are obtained through the pro rata liquidation of the Participant's account, then transferred to the Participant's loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Subsequent Changes in Plan Provisions

The Plan was amended effective in January 2006, to modify the Company Contributions in DTE Energy common stock.

- For Local 70C, 132C and 799C Northern, effective with the first full pay in January 2006, 100% of the Company Contributions will be invested in restricted DTE Energy Company common stock, which may be redirected to other investments after one full calendar year.

The Plan was amended effective with the first full pay period in June 2006, to increase Company Contributions.

- For Local 799 TS&O employees who were hired prior to November 1, 2004, the Company Contributions will increase to 100% of the first 5% of Participant's Tax Deferred Contributions and Employee Contributions for employees with six months through nine years of service.

- For Local 799 TS&O employees who were hired on or after November 1, 2004, with at least six months of service, the Company Contributions will increase to:

    - 75% of the first 4% of a Participant's Tax Deferred Contributions and Employee Contributions and,

    - 50% of the next 4% of a Participant's Tax Deferred Contributions and Employee Contributions.

The Plan was amended effective with the first full pay period in June 2007, to increase Company Contributions.

- For Local 70C, 132C and 799C Northern employees who were hired prior to September 1, 2005, the Company Contributions will increase to 100% of the first 5% of Participant's Tax Deferred Contributions and Employee Contributions for employees with six months through nine years of service.

- For Local 70C, 132C, and 799C Northern employees who were hired on or after September 1, 2005, the Company Contributions will increase to:

    - 75% of the first 4% of a Participant's Tax Deferred Contributions and Employee Contributions and,

    - 50% of next 4% of a Participant's Tax Deferred Contributions and Employee Contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reported period. Actual results may differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair market value, (the last reported sales price on the last business day of the year). Participant loans receivable are valued at cost, which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in fair value are included in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated May 8, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions, Catch-Up Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan administrator and the Plan's legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 4 – THE DTE ENERGY MASTER PLAN TRUST

The DTE Energy Master Plan Trust (Master Trust) consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America.

The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 3% for both December 31, 2005 and 2004). The Plan's allocated portion of the investments is equal to the fair value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, Employee and Company Contributions and distributions and withdrawals paid to Participants.

A summary of the Master Trust assets as of December 31, 2005 and 2004 is as follows:

(Thousands)	**2005**	2004
Investments, at fair value		
DTE Energy Stock Fund	**$ 319,199**	$ 314,862
Registered investment companies	**1,086,443**	1,021,484
Loans due from Participants	**36,830**	32,158
Other assets in transit	**158**	175
Total investments	**$ 1,442,630**	$ 1,368,679
Assets held in Master Trust	**$ 1,442,630**	$ 1,368,679

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2005:

(Thousands)		
Interest, dividend and other income on investments	$	**46,987**
Net appreciation in registered investment companies		**46,247**
Net appreciation in DTE Energy Stock Fund		**60**
Total investment gain	**$**	**93,294**

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICHCON INVESTMENT AND STOCK OWNERSHIP PLAN

Larry E. Steward
Vice President Human Resources

June 21, 2006

EXHIBIT INDEX

Number	
23	Consent of Independent Registered Public Accounting Firm – George Johnson & Company

George Johnson
& Company

1200 Buhl Building • 535 Griswold Street • Detroit, Michigan 48226-3689
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 16, 2006

To the Participants, Benefit Plan Administration Committee, and Investment Committee
MichCon Investment and Stock Ownership Plan
Detroit, Michigan

We consent to the incorporation, by reference in Registration Statement No. 333-62192 of DTE Energy Company on Form S-8, of our report dated June 9, 2006, with respect to the statements of net assets available for benefits of the MichCon Investment and Stock Ownership Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the MichCon Investment and Stock Ownership Plan.

George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan